UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 4)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

RAPTOR PHARMACEUTICAL CORP.

(Name of Subject Company)

RAPTOR PHARMACEUTICAL CORP.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

75382F106

(CUSIP Number of Class of Securities)

Julie Anne Smith

President and Chief Executive Officer

Raptor Pharmaceutical Corp.

7 Hamilton Landing, Suite 100

Novato, California 94949

(415) 408-6200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Charles K. Ruck

Kathleen M. Wells

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025

(650) 328-4600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment.

This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Raptor Pharmaceutical Corp., a Delaware corporation (“Raptor”), filed with the United States Securities and Exchange Commission (the “SEC”) on September 26, 2016 (as heretofore amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Misneach Corporation, a Delaware corporation (“Merger Sub”) and an indirect wholly owned subsidiary of Horizon Pharma plc, a public limited company organized under the laws of Ireland (“Parent”), to purchase all of the issued and outstanding shares of Raptor’s common stock, par value $0.001 per share (the “Shares”), at a purchase price of $9.00 per Share, net to the holder thereof, in cash, without interest thereon (less any applicable withholding taxes), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 26, 2016 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, which, together with the Offer to Purchase, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO, as amended or supplemented from time to time, filed by Parent and Merger Sub with the SEC on September 26, 2016.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

ITEM 8.	ADDITIONAL INFORMATION.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following new subsection to the end of such Item 8:

“Expiration of the Offer; Completion of the Merger.

At midnight, New York time, at the end of the day on October 24, 2016, the Offer expired as scheduled and was not extended. Merger Sub was advised by American Stock Transfer & Trust Company, LLC, the depositary for the Offer (the “Depositary”), that, as of the Expiration Time, a total of 71,590,496 Shares (excluding shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as defined by Section 251(h)(6) of the DGCL) were validly tendered into and not validly withdrawn from the Offer prior to the Expiration Time, representing approximately 82.9% of the Shares outstanding as of the Expiration Time. In addition, the Depositary advised that Notices of Guaranteed Delivery have been delivered with respect to 3,014,509 additional Shares, representing approximately 3.5% of the outstanding Shares as of the Expiration Time.

The number of Shares tendered pursuant to the Offer satisfied the Minimum Condition. All conditions to the Offer having been satisfied, Merger Sub irrevocably accepted for payment and will promptly pay for all Shares validly tendered into and not validly withdrawn from the Offer prior to the Expiration Time in accordance with the terms of the Offer.

Promptly following the consummation of the Offer, Parent and Merger Sub completed the acquisition of Raptor through the Merger without a meeting of stockholders of Raptor in accordance with Section 251(h) of the DGCL. At the Effective Time, each Share then issued and outstanding (other than Shares that were held by any stockholders who properly demanded appraisal in connection with the Merger as described in Item 8 under the heading “Appraisal Rights”) was converted into the right to receive the Offer Price, in cash and without interest thereon and less any applicable withholding taxes, except for Shares held by Raptor, Parent or Merger Sub, which Shares were cancelled and retired and cease to exist, and no consideration was delivered in exchange therefor.

Following the consummation of the Merger, the Shares will be delisted and will cease to trade on NASDAQ.

On October 25, 2016, Parent issued a press release announcing the expiration and results of the Offer. The full text of the press release is filed as Exhibit (a)(19) hereto and is incorporated herein by reference.”

ITEM 9.	EXHIBITS.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

(a)(19)	Press Release issued by Parent, dated October 25, 2016 (incorporated by reference to Exhibit (a)(5)(ii) of the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RAPTOR PHARMACEUTICAL CORP.

	By:	/s/ Julie Anne Smith
		Name:	Julie Anne Smith
		Title:	President and Chief Executive Officer
Dated: October 25, 2016

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